82-34813

VENABLE® LLP

8010 Towers Crescent Drive, Suite 300
Vienna, Virginia 22182-2707

Telephone 703-760-1600
Facsimile 703-821-8949

www.venable.com

Elizabeth R. Hughes (703) 760-1649 erhughes@venable.com

[redacted]

04054105

December 15, 2004

SUPPL

RECEIVED
2004 DEC 15 P 3:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
Attention: Ms. Mary Cascio

Re: Pharmaxis Ltd – Rule 12g3-2 Exemption

Dear Ms. Cascio:

In connection with our Rule 12g3-2 exemption and as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, enclosed please find the following recent filings of Pharmaxis Ltd made with the Australian Stock Exchange:

1. Press Release: Successful Share Purchase Plan Lifts Total Proceeds from Recent Capital Raisings to $19.7 Million (filed December 14, 2004)

2. New issue announcement, application for quotation of additional securities and agreement (Appendix 3B) (filed December 14, 2004)

Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,

Beth Hughes

Elizabeth R. Hughes

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

dlw 1/5

Enclosures

cc: David McGarvey

DC3/141590v1

pharmaxis

ASX/ Media release **14 December 2004**

Successful Share Purchase Plan lifts total proceeds from recent capital raisings to $19.7 million

Pharmaxis (ASX: PXS) today announced approval by a shareholder general meeting of the $16.5 million share placement, and closure of its Share Purchase Plan (SPP). The placement and SPP were originally announced on 3 November 2004.

The $16.5 million placement of 22 million shares was made to institutions and sophisticated investors at 75 cents per share. Shareholders approved the placement at a meeting yesterday.

Shareholders demonstrated strong support for the Share Purchase Plan, which closed on 3 December 2004 and resulted in Pharmaxis raising over $3 million. Under the SPP, shareholders were given the opportunity to purchase up to $4,998 worth of shares each at the same price ($0.75) paid by institutional investors.

A total of 738 shareholders participated in the SPP, under which the company will issue 4,362,092 new shares and receive approximately $3.27 million.

Dr Alan Robertson, Chief Executive Officer of Pharmaxis said: "We are very pleased with the level of support demonstrated by shareholder participation in the SPP. Approximately fifty per cent of Pharmaxis shareholders took part in the plan, and the average investment was over $4,400."

The company raised $19.77 million in total through the placement and SPP, replenishing the funds outlayed during 2004 on its successful clinical trials and enabling Pharmaxis to proceed with a new international Phase III clinical trial for Bronchitol^{TM} in 2005.

To find out more about Pharmaxis, go to **http://www.pharmaxis.com.au**

ends#

For further information, please contact:

David McGarvey - Pharmaxis Chief Financial Officer

Ph: (02) 9454 7203 or david.mcgarvey@pharmaxis.com.au

Released through: - Ashley Rambukwella – Financial & Corporate Relations

Ph: (02) 8264 1004 / m. 0407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis (ACN 082 811 630)

Pharmaxis develops innovative pharmaceutical products to treat human respiratory and autoimmune diseases. Its pipeline of products include Aridol™ for the management of asthma, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS. The company is headquartered in Sydney at its TGA-approved manufacturing facilities.

For more information about Pharmaxis, go to www.pharmaxis.com.au or call +61 2 9451 5961.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Pharmaxis Ltd ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,362,092
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of fully paid ordinary shares under the Share Purchase Plan announced to the market on 3rd November 2004 and closed on 3rd December 2004.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$0.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Together with the recent share placement, to replenish the cash funds expended during 2004 on the company's successful clinical trials and allow the company to proceed with a new international Phase III clinical trial of Bronchitol in 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14th December 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	103,986,092	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,964,000	Restricted fully paid ordinary shares (restricted until 10 November 2005) (ASX Code PXSAK)
		2,720,000	Options expiring on various dates with an exercise price pf $0.125 (ASX Code PXSAM)
		7,084,000	Options expiring on various dates with an exercise price pf $0.3125 (ASX Code PXSAO)
		500,000	Options expiring 30 November 2013 with an exercise price pf $0.376 (ASX Code PXSAQ)
		45,000	Options expiring 24 March 2014 with an exercise price pf $0.508 (ASX Code PXSAS)
		15,000	Options expiring 3 June 2014 with an exercise price pf $0.426 (ASX Code PXSAU)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change from policy disclosed in the prospectus dated 26 September 2003

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14th December 2004
(Company secretary)

Print name: ......David McGarvey...........

== == == == ==

+ See chapter 19 for defined terms.